                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 14D-9

           Solicitation/Recommendation Statement under Section 14(d)(4)
                        of the Securities Exchange Act of 1934


                           GIGA INFORMATION GROUP, INC.
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                             (Name of Subject Company)


                           GIGA INFORMATION GROUP, INC.
-------------------------------------------------------------------------------
                        (Names of Persons Filing Statement)


                                   Common Stock
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                          (Title of Class of Securities)


                                    37517M109
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                      (CUSIP Number of Class of Securities)


                                   John Andrews,
                      President and Chief Executive Officer,
                           Giga Information Group, Inc.
                                  139 Main Street
                           Cambridge, Massachusetts 02142
                                 (617) 577-4900
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     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

From:         Andrews, John
Sent:         Tuesday, January 21, 2003 8:08 AM
To:           All Giga
Subject:      Forrester Research Has Made Offer To Acquire Giga


Colleagues,

I have exciting news to share with you. Forrester Research has made an offer to acquire Giga Information Group and we expect the transaction to be completed by the end of the first quarter. The Forrester press release should cross the wire today around 8:00 AM Eastern Time.

The combination of Giga and Forrester makes good financial and business sense for our shareholders, our employees and our clients. Our research fills an important gap in Forrester's product offering. In addition, we bring a rich mix of client relationships with substantial up-sell and cross-sell potential. It is clear to our Board and management team that Forrester recognizes the value of Giga's people, products and reputation. The two organizations are highly complementary.

Once the requisite regulatory approvals have been finalized, I look forward to the two companies coming together as the strongest technology research company in the world.

Today company conference calls are:

     * Giga Europe at 9:00 AM Eastern Time: Call-in number to be forwarded ten minutes prior to meeting.

     * Giga US at 12:00 PM Eastern Time. Call-in number to be forwarded ten minutes prior to meeting.

     * Combined Forrester and Giga Company Call 2:30 Eastern Time: Call-in number to be forwarded.


Regards,

John F. Andrews

FOR IMMEDIATE RELEASE

              FORRESTER RESEARCH TO ACQUIRE GIGA INFORMATION GROUP

CAMBRIDGE, Mass., January 21, 2003 . . . Forrester Research, Inc. (Nasdaq:
FORR), a leading provider of research and analysis on emerging technologies, and Giga Information Group, Inc. (OTCBB: GIGX), a leading global technology advisory firm, today announced that they have entered into a definitive agreement under which Forrester will acquire Giga.

Pursuant to the agreement, Forrester will begin a tender offer for all outstanding shares of Giga for $4.75 per share in cash. The acquisition has been approved unanimously by the boards of directors of each company and is subject to customary conditions, including regulatory and other standard approvals. Gideon Gartner, Giga's founder and owner of 17 percent of its outstanding stock, has agreed to tender his shares in the offer, and W.R. Hambrecht & Co., owner of 15 percent of Giga's stock, has agreed to tender its shares in the offer subject to the approval of its lenders.

"We believe that this acquisition significantly expands our coverage and reach," stated George F. Colony, Forrester's chairman of the board and chief executive officer. "Giga brings deep IT research that augments our emerging technology focus, as well as approximately 900 new client relationships. These strengths, together with Giga's reputation for quality, innovative products, and customer service, make Giga an ideal fit for Forrester and our clients."

"We have long respected Forrester for the quality of its people, its work, and its approach," stated John F. Andrews, Giga's president and chief executive officer. "It is a tribute to everyone at Giga that Forrester has decided to purchase our company. I believe these two companies will combine into a research powerhouse that will provide unparalleled levels of customer satisfaction."

The tender offer requires that at least a majority of Giga's fully diluted shares be tendered. If tenders for 90 percent of Giga's outstanding shares are received, the acquisition is expected to close at the end of February 2003. If a majority but less than 90 percent of Giga's outstanding shares are tendered, Giga would become a majority-owned subsidiary of Forrester and a meeting of Giga's stockholders would need to be called to complete the transaction. In that case, the acquisition would likely be completed during the second quarter of 2003. Following the completion of the transaction, Giga will become a wholly owned subsidiary of Forrester.

In conjunction with this news release, Forrester management will host a conference call for investors at 10 a.m. Eastern time today, January 21, 2003. The call will be broadcast live over the Internet. Investors interested in listening to the Webcast should log on to the Investor Relations section of the Forrester Web site, located at www.forrester.com, at least 15 minutes prior to the event's broadcast. A Webcast replay will be available from January 21, 2003, through January 28, 2003.

Forrester Research identifies and analyzes trends in emerging technology and their impact on business. Forrester's WholeView(TM) Research, Strategic Services, and Events help $1 billion-plus clients understand how technology change affects their customers, strategy, and technology investment. Established in 1983, Forrester is headquartered in Cambridge, Mass. For additional information, visit www.forrester.com.

Giga is a leading global technology advisory firm that provides objective research, pragmatic advice, and personalized consulting. Emphasizing close interaction between analyst and client, Giga enables companies to make better strategic decisions that maximize technology investments and achieve business results. Founded in 1995, Giga is headquartered in Cambridge, Mass. and has offices worldwide. For additional information, visit www.gigaweb.com.


                                    - More -

Forrester To Acquire Giga/Page 2

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, Forrester's statements about the potential success of product offerings. These statements are based on Forrester's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and results to differ include, among others, Forrester's ability to anticipate business and economic conditions, market trends, competition, the need to retain professional staff, possible variations in Forrester's quarterly operating results, Forrester's dependence on renewals of its membership-based research services and on key personnel, and risks associated with Forrester's ability to offer new products and services. Forrester Research undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to Forrester's reports and filings with the Securities and Exchange Commission.

Forrester has not commenced the tender offer for shares of common stock of Giga. Upon commencement of the offer, Forrester will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and Giga will file a solicitation/recommendation statement. Stockholders should read: 1) the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents, and 2) the solicitation/recommendation statement when these become available, as they will contain important information about the tender offer. The Schedule TO and related exhibits and the solicitation/recommendation statement will be available without charge at the Securities and Exchange Commission Web site at www.sec.gov and will be delivered without charge to all stockholders of Giga.

                                     - ### -

Contact:                                         Contact:
Kimberly Maxwell                                 Christina Thirkell
Director, Investor Relations                     Manager, Public Relations
Forrester Research, Inc.                         Giga Information Group, Inc.
+ 1 617/613-6234                                 + 1 617/577-4965

Contact:
Karyl Levinson
Director, Corporate Communications
Forrester Research, Inc.
+ 1 617/613-6262

(C)2003, Forrester Research, Inc. All rights reserved. Forrester and WholeView are trademarks of Forrester Research, Inc.

From:    John F. Andrews [mailto:GigaWeb@gigaweb.rsc01.com]
Sent:    Tuesday, January 21, 2003 2:23 PM
To:      cpurcell@network-intelligence.com
Subject: UPDATED: Giga Information Group is being acquired by Forrester


This morning's email did not include the press release issued by Forrester outlining the planned acquisition. Please read the press release below. My apologies for any inconvenience this may have caused. Thank you.


John F. Andrews


http://www.forrester.com/ER/Press/Release/0,1769,770,00.html


Today, Forrester Research announced that it is initiating a tender offer to acquire all the shares of Giga Information Group(R). As a valued client and user of Giga's research, I want to personally share this news with you and tell you what it means.


Your satisfaction is Giga's highest priority. We believe that the combination of Forrester and Giga will offer you the widest coverage and the highest quality content and service in the industry. We look forward to sharing the additional research offerings that will be available once the two companies come together. And like Giga, Forrester's research is objective and to the point.


Once the acquisition is final, we will be in touch with more specifics. In the meantime please feel free to forward any questions to me a jandrews@gigaweb.com.


Regards,


John F. Andrews